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Exhibit 12.1

	Twelve Months Ended
	July 30, 2011	July 31, 2010	August 1, 2009	August 2, 2008	July 28, 2007
Income before income taxes	$126,435	$112,002	$100,182	$77,196	$82,215
Add:
Fixed charges	21,457	20,366	24,105	29,360	21,237
Amortization of capitalized interest	167	163	135	58	31
Less:
Interest capitalized	—	(48)	(274)	(674)	(219)

Total earnings, as defined	148,059	132,483	124,148	105,940	103,264
Fixed charges:
Interest expense	$5,000	$5,845	$9,914	$16,133	$12,089
Interest portion of rent expense	15,847	13,887	13,422	12,139	8,475
Amortization of debt issuance costs	610	586	495	414	454
Capitalized interest	—	48	274	674	219

Total Fixed charges, as defined	$21,457	$20,366	$24,105	$29,360	$21,237
Ratio of earnings to fixed charges	6.9	6.5	5.2	3.6	4.9

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  Exhibit 12.1